UNITED STATS
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)

PERRIGO COMPANY

(Name of Issuer)

COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

714290103

(CUSIP Number)

Moshe Arkin
c/o Perrigo Israel Pharmaceuticals Ltd.
29 Lehi Street, B'nei-Brak 51200, Israel
Telephone: 972-3-577-3690

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

October 26, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 714290103	13D	Page 2 of 7

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Moshe Arkin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS OO, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,593
	8.	SHARED VOTING POWER 4,983,267 Shares
	9.	SOLE DISPOSITIVE POWER 11,593
	10.	SHARED DISPOSITIVE POWER 4,983,267 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,994,860 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.36% (Based on 93,191,979 outstanding shares)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 714290103	13D	Page 3 of 7

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nichsei Arkin Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 4,983,267 Shares
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 4,983,267 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,983,267 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.35% (Based on 93,191,979 outstanding shares)
14.	TYPE OF REPORTING PERSON CO

The Schedule 13D filed by Moshe Arkin ("Arkin") and Nichsei Arkin Ltd. ("Nichsei") on March 25, 2005 relating to shares of common stock, without par value (the "Perrigo Shares") of Perrigo Company, a Michigan company ("Perrigo"), as amended by Amendment No. 1 filed on August 28, 2008, as amended by Amendment No. 2 filed on September 11, 2008, as amended by Amendment No. 3 filed on October 23, 2008, as amended by Amendment No. 4 filed December 15, 2009, and as amended by Amendment No. 5 filed May 31, 2011, is hereby further amended as set forth below by this Amendment No. 6 (this "Statement") in connection with the sale of shares by Arkin and Nichsei.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 of Schedule 13D is hereby amended and restated as follows:

(a) - (c), (f) This Statement is filed by Moshe Arkin, an individual who is a citizen of the State of Israel ("Arkin"), and Nichsei Arkin Ltd., an Israeli company controlled by Arkin ("Nichsei"). Arkin's and Nichsei's principal business address is 6 Hachoshlim Street, Herzelia 46724, Israel. Arkin is the sole director and executive officer of Nichsei. His present principal business occupation is investing personal funds.

(d) - (e) During the last five years, neither Arkin or Nichsei has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The last paragraph of Item 3 of Schedule 13D is hereby amended in its entirety as follows:

         Arkin and Nichsei acquired 10,022,092 Perrigo Shares as a result of a Merger described and defined in the Schedule 13D filed March 25, 2005.  In addition, after acquiring these Perrigo Shares, Arkin received employee stock options, restricted stock awards, and restricted stock units in connection with his former positions as Vice Chairman and member of the Board of Directors of Perrigo.  Arkin did not pay additional consideration in connection with the acquisition of these employee stock options, restricted stock awards, and restricted stock units, 11,593 of which are held by Mr. Arkin and are currently exercisable.  In addition, since acquisition of the Perrigo Shares as a result of the Merger, Arkin and Nichsei have sold 5,038,825 shares, including 1,600 donated to charity.

ITEM 4.   PURPOSE OF TRANSACTION.

Item 4 of Schedule 13D is hereby amended by adding the following paragraphs before the last paragraph of Item 4:

Mr. Arkin's right to serve on the Board of Directors of Perrigo terminated on August 31, 2011 when he ceased to own 5,000,000 shares of Perrigo.

Mr. Arkin retired from the Board of Directors of Perrigo as of the 2011 Annual Meeting of Shareholders held October 26, 2011.

 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Schedule 13D is hereby amended and restated as follows:

 (a) As a result of Arkin's control over Nichsei, Arkin is the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of 4,994,860 Perrigo Shares held of record by Arkin and Nichsei, which represent approximately 5.36% of the total outstanding Perrigo Shares (based on the number of Perrigo Shares disclosed as outstanding on Form 10-Q filed by Perrigo on October 27, 2011).  Of these, Nichsei is the record holder of 4,983,267 Perrigo Shares, and Arkin is the beneficial holder of 11,593 Perrigo Shares that he has a right to acquire based on various employee stock option grants and/or restricted stock awards currently exercisable (this figure does not include 4,369 employee stock option grants and/or restricted stock awards not currently exercisable).

         (b) As a result of Arkin's control over Nichsei, Arkin and Nichsei have the shared power to direct the vote and the shared power to direct the disposition of 4,983,267 Perrigo Shares. In addition, Arkin has the sole power to direct the vote and the sole power to direct the disposition of an additional 11,593 Perrigo Shares that he has a right to acquire based on various employee stock option grants and/or restricted stock awards currently exercisable (this figure does not include 4,369 employee stock option grants and/or restricted stock awards not currently exercisable).

         (c) In the last 60 days, the below-listed transactions in Perrigo Shares, or securities convertible into, exercisable for, or exchangeable for Perrigo Shares, were consummated by the persons referenced in Item 2 (each of which sales were effected in ordinary brokerage transactions).

Date of Sale	Number of Shares Sold	Security Type	Sale Price Per Share ($)
August 30, 2011	170,145	Ordinary Shares	96.4577
August 31, 2011	13,549	Ordinary Shares	94.5497
August 31, 2011	13,715	Ordinary Shares	95.176
August 31, 2011	52,591	Ordinary Shares	96.2041

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2011

NICHSEI ARKIN LTD.

By:	/s/ Menachem Inbar
Name: Menachem Inbar*
Title: Attorney-in-fact for Moshe Arkin, Chairman of Nichsei Arkin Ltd.

MOSHE ARKIN

By:	/s/ Menachem Inbar
Name: Menachem Inbar*
Attorney-in-fact
_____________________

* Duly authorized under Special Power of Attorney appointing Menachem Inbar attorney-in-fact, dated August 12, 2008 by and on behalf of Moshe Arkin as Chairman of Nichsei Arkin Ltd. (incorporated herein by reference to Exhibit 24.1 to Amendment No. 1 to Schedule 13D filed by Arkin and Nichsei on August 28, 2008).

** Duly authorized under Special Power of Attorney appointing Menachem Inbar attorney-in-fact, dated August 12, 2008 by and on behalf of Moshe Arkin (incorporated herein by reference to Exhibit 24.2 to Amendment No. 1 to Schedule 13D filed by Arkin and Nichsei on August 28, 2008).

INDEX TO EXHIBITS

Exhibit Number	Document

A
Agreement and Plan of Merger, dated November 14, 2004, by and among Perrigo Company, Perrigo Israel Opportunities Ltd. and Agis Industries (1983) Ltd. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Perrigo Company on November 18, 2004).

B
Lock-up Agreement, dated November 14, 2004, by and among Perrigo Company, Perrigo Israel Opportunities Ltd. and Moshe Arkin (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Perrigo Company on November 18, 2004).

C
Registration Rights Agreement, dated November 14, 2004, by and between Perrigo Company and Moshe Arkin (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Perrigo Company on November 18, 2004).

D
Nominating Agreement, dated November 14, 2004, by and between Perrigo Company and Moshe Arkin (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Perrigo Company on November 18, 2004).

E
Employment Agreement, dated November 14, 2004, by and among Perrigo Company, Agis Industries (1983) Ltd. and Moshe Arkin (incorporated herein by reference to Exhibit 99.6 to the Registration Statement on Form S-4 filed by Perrigo Company on February 11, 2005).

F
Joint Filing Agreement, dated March 25, 2005, between Moshe Arkin and Nichsei Arkin Ltd. (incorporated herein by reference to Exhibit 99 to the Schedule 13D filed by Moshe Arkin and Nichsei Arkin Ltd. on March 25, 2005).

G
Sales Plan, dated September 5, 2008, between Nichsei Arkin Ltd. and J.P. Morgan Securities Inc. (incorporated herein by reference to Exhibit 99 to Amendment No. 2 to Schedule 13D filed by Moshe Arkin and Nichsei Arkin Ltd. on September 11, 2008).

24.1
Power of Attorney of Moshe Arkin as Chairman of Nichsei Arkin Ltd., dated August 12, 2008 (incorporated herein by reference to Exhibit 24.1 to Amendment No. 1 to Schedule 13D filed by Moshe Arkin and Nichsei Arkin Ltd. on August 28, 2008).

24.2
Power of Attorney of Moshe Arkin, dated August 12, 2008 (incorporated herein by reference to Exhibit 24.2 to Amendment No. 1 to Schedule 13D filed by Moshe Arkin and Nichsei Arkin Ltd. on August 28, 2008).